UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
Specialized Disclosure Report

Broadcom Inc.
(Exact name of the registrant as specified in its charter)
Delaware	001-38449
(State or other jurisdiction of incorporation)	(Commission file number)
3421 Hillview Avenue, Palo Alto, California	94304-1320
(Address of principal executive offices)	(Zip code)

Mark Brazeal Chief Legal and Corporate Affairs Officer (650) 427-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________________________.

Section 1 – Conflict Minerals Disclosure
Item 1.01    Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of the Conflict Minerals Report of Broadcom Inc. for the reporting period January 1, 2023 to December 31, 2023 is provided as Exhibit 1.01 hereto and is publicly available at https://www.broadcom.com/company/citizenship/supplier-responsibility. The website and information accessible through it are not incorporated into this Form SD nor deemed filed with the U.S. Securities and Exchange Commission.
Item 1.02    Exhibit
Broadcom Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2023 is filed as Exhibit 1.01 hereto.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01    Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
BROADCOM INC.

By: /s/ Hock E. Tan
Name: Hock E. Tan
Title: President & Chief Executive Officer
Date: May 31, 2024